SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MANAGEMENT PROPOSAL

EXTRAORDINARY SHAREHOLDERS’ MEETING

JANUARY 29, 2018

at 10:00 a.m.

INDEX

I.       Amend the Stock Option Plan approved at the Company’s Extraordinary Shareholders’ Meeting held on June 18, 2008

II.     Additional Information and Where to Find it

Appendix I – Amendment to the Stock Option Plan

Appendix I.1 – Coy of the Stock Option Plan

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

Dear shareholders,

The management of Gafisa S.A. (“Company” or “Gafisa”) hereby submits its proposal (“Proposal”) on the matter of the agenda of the Company’s extraordinary shareholders’ meeting to be held, in first call, on January 29, 2018, at 10:00 a.m. (“Meeting”).

I.                        Amend the Stock Option Plan approved at the Company’s Extraordinary Shareholders’ Meeting held on June 18, 2008

Proposal to amend the Stock Option Plan approved at the Company’s Extraordinary Shareholders’ Meeting held on January 18, 2008, pursuant to Appendix I hereto, which contains the information required by Article 13 of ICVM 481.

II.                     Additional Information and Where to Find it

Documents provided for in ICVM 481 were submitted to CVM on this date, by means of the Periodic Information System (IPE), pursuant to Article 6 of referred Instruction, and are available to shareholders, at the Company’s headquarters, at its investor relations website (www.gafisa.com.br/ri/), and at the websites of B3 S.A. – Brazil, Stock Exchange and OTC (www.b3.com.br) and CVM (www.cvm.gov.br). Documents may be consulted and checked at the Company’s headquarters, interested shareholders shall schedule date and hour of visit with the Investor Relations Department.

São Paulo, December 27, 2017.

The Management
Gafisa S.A.

Appendix I – Amendment to the stock option plan

(pursuant to Article 13 of ICVM 481)

1. Provide a copy of the plan proposed.

Management proposes to amend the 2008 Stock Option Plan, in order to include the adjustments indicated in items below, deemed necessary due to intention of the Board of Directors of altering the format of grants from 2018. The 2008 Stock Option Plan consolidating the amendments proposed constitutes the Appendix I.1 hereto (“Plan”).

2. Inform main characteristics of the plan proposed, identifying:

(a)               Potential beneficiaries:

The potential beneficiaries of the Plan are the Management and employees of the Company appointed by Board of Executive Officers based on performance evaluation criteria and approved by the Board of Directors (“Beneficiaries”).

(b)              Maximum number of options to be granted

Each option ensures the Beneficiary the right to acquire one common share of the Company. Thus, the number of options granted is tied to the limit of dilution described in item “c” below. On this date, this amount corresponds to 2,604,931 options.

(c)               Maximum number of shares covered by the plan

The maximum number of shares to be granted within the scope of the Plan now corresponds to 8.5% of total shares of the Company’s capital stock, thus, considering in this total amount, the dilution effect deriving from the exercise of all options granted and not exercised.

On this date, this amount corresponds to 2,604,931 common shares issued by the Company.

(d)              Acquisition conditions

The criteria and conditions to acquire the options shall be defined by the Board of Directors upon the launch of each Program and set out in Stock Option Agreements (“Agreements”), to be entered into between the Company and each Beneficiary.

(e)               Detailed criteria to establish the exercise price

The issue price or purchase price, should the Company opt for using treasury shares to deal with options exercise (subscription and acquisition jointly referred to as “acquisition”), of shares to be acquired by Beneficiaries of the Plan due to the options exercise (“Exercise Price”) shall be established by the Board of Directors or Committee, where applicable, and shall correspond to the share’s average value of the last 30 trading sessions at B3 S.A. – Brazil, Stock Exchange and OTC, prior to the option grant date, and may be monetarily restated based on the variation of a price index to be defined by the Board of Directors or Committee, where applicable, plus interest rates, according to the rate established by the Board of Directors or Committee, where applicable.

In the event of the Company’s capital increase within 90 days prior to the options grant by the Board of Directors or Committee, the Exercise Price may be the issue price adopted in referred capital increase.

The Exercise Price of Options “B”, if granted, will remain at R$0.01.

(f)                Criteria to define the exercise term

The criteria to set out the exercise term shall be defined by the Board of Directors upon the launch of each Program and determined in Agreements. Options may be exercised fully or partially during this term and in the periods established in the Programs and respective Agreements.

(g)               Options settlement

Overall, the shares corresponding to the options exercised by Beneficiaries shall be issued and related capital increase, always within the limit of authorized capital, is ratified by the Board of Directors. The Company also uses treasury shares to deal with options exercise.

(h)              Criteria and events, which when verified, will result in the suspension, alteration or extinguishment of the plan

The Plan may be altered or extinguished by the Board of Directors. Notwithstanding the Board of Director’s authority, no decision may change: (i) the limit of shares, purpose of the Plan; as well as (ii) the rights and obligations acquired by Beneficiary, relating to any grant under the Plan.

In addition, in the event of winding-up, transformation, consolidation, merger, spin-off or reorganization of the Company, in which the Company is not the surviving entity, or, being the surviving entity, its shares are no longer accepted for trading at the stock exchange, the options may be transferred to the succeeding company or may have their vesting periods advanced, during a fixed term.

3. Justify the plan proposed, explaining:

(a)               The main objectives of the plan

As mentioned in item 1 above, this is not a new plan, but an amendment to the 2008 Stock Option Plan, reason that the objectives of referred plan are maintained: (1) Foment the expansion and success in the development of its corporate purposes, allowing beneficiaries to acquire shares issued by the Company, stimulating their integration with the Company; (2) attract Management and employees to render their services; and (3) align the interests of Management and employees with the interests of the Company’s shareholders.

(b)              How this plan contributes to these objectives

By enabling employees and managers to become Company’s shareholders, we expect they have strong incentive to effectively commit themselves with value creation and perform their duties so that to become integrated with shareholders’ interests, the Company’s purposes and growth plans, thus, maximizing its results. The stock option offered also encourages Beneficiaries, through their own funds, to pursue stock appreciation, however, without compromising the sustainable growth, equally relevant in view of the grant model adopted.

In addition, through this model, the sharing of risks and gains of the Company, by means of appreciation of shares acquired within the scope of this Plan is attained.

With this amendment, we expect the Plan to contribute even more with these objectives, becoming more effective as a mechanism to retain Management and employees.

(c)               How the plan is inserted in the Company’s compensation policy

The Plan is inserted in the policy to concentrate compensation of Management and employees in variable components, linked to the Company’s performance. The Plan continues directly linked to this alignment of interests.

(d)              How the plan aligns the interests of beneficiaries and of the Company in the short, medium and long terms

The grants based on the Plan still give rise to different mechanisms allowing the alignment of Management’s interests in diverse time horizons.

Eventual split into annual lots and different vesting periods make Beneficiaries to be committed with continued Company’s appreciation in the short, medium and long terms.

The Board of Directors or the Committee, where applicable, may require Beneficiary to set aside a minimum portion of amount received as annual bonus to the options exercise, which also allows the alignment of interests both in the short and long terms, as it involves the commitment of Beneficiary’s funds with shares issued by the Company which only may be sold after the elapse of certain period. In fact, the Plan foresees a lockout period to transfer the shares acquired in view of the options exercise, which, with this amendment, no longer has a two-year maximum limit, thus, especially benefiting the long-term commitment.

4. Estimate the Company’s expenses deriving from the plan, according to the accounting standards dealing with this matter

Based on the assumption of a Program granted with 100% dilution approved in this Plan (8.5% of current capital stock), the estimated accounting cost would be R$17 million to be gradually amortized during options vesting period. These amounts are calculated upon each grant through Binomial pricing models.

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Appendix I.1 – Copy of the stock option plan

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

STOCK OPTION PLAN
approved at Extraordinary Shareholders’ Meeting held on June 18, 2008 and with amendment approved at the Extraordinary Shareholders’ Meeting held on January 29, 2018

1. Objectives of the Options Grant

1.1. The objective of the Stock Option Plan of GAFISA S.A. (“Company”), set forth in compliance with Article 168, Paragraph 3 of Law No. 6.404/76 (the “Plan”) is to attract and retain executives of the Company and its direct and indirect subsidiaries (included in the definition of Company for the purposes of this Plan), granting the Company’s Management and employees the opportunity of becoming shareholders of the Company, therefore obtaining higher alignment of their interests with those of the shareholders, as well as the sharing of capital market risks, thus achieving the Company’s purposes and the interests of its shareholders, as well as generating incentives for the retention of its most relevant employees.

1.2. The Management and employees of the Company appointed by the Board of Executive Officers based on the performance evaluation criteria and approved by the Board of Directors are eligible to participate in the Plan (“Beneficiaries”).

2. Shares Included in the Plan

2.1. The granting of options shall observe the maximum limit of eight and half percent (8.5%) of total shares of the Company’s capital stock, considering, within this total amount, the dilution effect resulting from the exercise of all granted and non-exercised options. The percentage described herein shall encompass all the Company’s Programs.

2.2. Once the Beneficiaries exercise the option, the corresponding shares shall be issued through the Company’s capital increase. Stock options for treasury shares may also be offered to the Beneficiaries.

2.3. The shareholders, pursuant to Article 171, Paragraph 3 of Law No. 6.404/76, will have no preemptive right upon the launch of Programs or the exercise of the stock options deriving from the Plan.

3. Management of the Plan

3.1. The Plan will be managed by the Board of Directors or, at its discretion, by a Committee composed of three (3) members, one of them, at least, necessarily a (sitting or alternate) member of the Board of Directors.

3.2. The Committee’s members - but not those of the Board of Directors when installed as committee - are prevented from being eligible to options under the Plan.

3.3. The Board of Directors or the Committee, where applicable, shall have full powers, in accordance with the terms of the Plan, and, in the case of the Committee, the Board of Directors’ guidelines, to organize and manage the Plan and the option grants.

3.4. The Board of Directors or the Committee, where applicable, may, at any time, always subject to item 3.4.1, (i) amend or extinguish the Plan; (ii) establish regulations applicable to overlooked issues; and (iii) postpone, but never advance, the deadline for the exercise of granted options.

3.4.1. Notwithstanding the provisions of caput, no decision of the Board of Directors or of the Committee may, except with regard to the adjustments permitted under this Plan, increase the total limit of shares that may be awarded through the exercise of granted options; or amend or adversely affect, without the Beneficiary’s consent, any rights or obligations under any existing agreement or stock option.

3.5. The resolutions of the Board of the Directors or of the Committee, where applicable, concerning the matters related to the Plan are binding upon the Company and the Beneficiaries.

4. Option Terms and Conditions

4.1. The Board of Directors or the Committee, where applicable, will periodically establish Stock Option Programs (the “Programs”), which will define: (i) the Beneficiaries; (ii) the total number of shares of the Company to be granted and, eventually, the split into lots; (iii) the exercise price, in accordance with item 6 below; (iv) the vesting period during which the option cannot be exercised, the periods for exercising the options and the deadline for the total or partial exercise of vested options and in which the rights deriving from the option will expire; (v) any restrictions to the availability of shares awarded through the exercise of options; and (vi) performance goals for Management and employees of the Company, in order to establish clear criteria for the appointment of Beneficiaries and determine the number of options they are eligible.

4.2. The Board of Directors or the Committee, where applicable, may grant, within the scope of each Program and observing the provisions of this Plan, different types of options to certain Beneficiaries (the “Options B”). The exercise of Options “B”, if granted, is subject to the proportional exercise of the regular options granted under this Plan, according to the terms and conditions set forth in each Program, and to the lapse of a vesting period of, at least, two (2) years, as of the grant date.

4.3. The Board of Directors or the Committee, where applicable, always within the global limit set forth in item 2.1, may add new Beneficiaries to existing Programs, stipulating the number of shares that the Beneficiary may acquire and adjusting the Exercise Price.

4.4. Upon the launch of each Program, the Board of Directors or the Committee, where applicable, will establish the terms and conditions of each option in a Stock Option Agreement (“Agreement”), to be entered into between the Company and each Beneficiary.

4.4.1. The Agreement shall determine the number of shares that the Beneficiary will be entitled to acquire or subscribe through the exercise of the options and the price per share, according to the Program, and any other terms and conditions which do not disagree with the Plan or the corresponding Program.

4.5. The shares resulting from the exercise of the option will bear the rights established in the Plan, in the corresponding Programs and in the Agreement, and will always bear the right to receive dividends that are distributed as of the subscription or acquisition, where applicable.

4.6. No share will be handed over to the Beneficiary due to the exercise of the options unless all legal and regulatory requirements have been fully complied with.

4.7. No provision of the Plan, of any Program or of the Agreement will confer rights to any Beneficiary with regard to remaining in the position of an executive and/or employee of the Company, and will not in any manner whatsoever affect the rights of the Company to, at any time, terminate the employment contract or interrupt the term of office.

4.8. The Beneficiary will have no rights and privileges of Company shareholder, except those related to the Plan, with respect to the options object of the Agreement. The Beneficiary will only have the rights and privileges inherent to the condition of Company’s shareholder from the moment of the effective acquisition or subscription of the shares resulting from the exercise of options.

5. Option Exercise

5.1. The options may be fully or partially exercised during the term and within the periods established in the corresponding Agreements, subject to the provision of item 4.2.

5.2. The Beneficiaries will be subject to the restrictive rules regarding the use of insider information applicable to publicly-held companies in general and to those established by the Company.

6. Exercise Price

6.1. The issue price or purchase price, should the Company opt for using treasury shares to deal with options exercise (subscription and acquisition jointly referred to as “acquisition”), of shares to be acquired by Beneficiaries of the Plan due to the options exercise (“Exercise Price”) shall be set out by the Board of Directors or Committee, where applicable, and shall correspond to the share’s average value of the last 30 trading sessions at B3 S.A. – Brazil, Stock Exchange and OTC, preceding the option grant date, and may be monetarily restated based on the variation of a price index to be set out by the Board of Directors or Committee, where applicable, plus interest rates, according to the rate established by the Board of Directors or Committee, where applicable.

6.1.1. In the event of the Company’s capital increase within ninety (90) days prior to the options grant by the Board of Directors or Committee, the Exercise Price shall be the issue price adopted in referred capital increase.

6.2. The Exercise Price of Options “B”, if granted, will be one centavo of Real (R$0.01), in accordance with the provisions of this Plan and of the Programs, especially provisions of item 4.2.

6.3. The Exercise Price will be paid by the Beneficiaries in cash on the date of acquisition, or as determined by the Board of Directors or by the Committee for each Program.

6.4. The Board of Directors or the Committee, where applicable, may determine that the Beneficiary sets aside an amount of the annual bonus paid by the Company to the Beneficiary, as bonus or profit sharing, net of income tax and other levied charges (“Bonus”) to acquire shares deriving from the exercise of granted options.

7. Sale of Shares

7.1. Unless otherwise decided by the Board of Directors or the Committee, where applicable, the Beneficiary may only sell, transfer or dispose, in any manner whatsoever, of the Company shares acquired through the exercise of the options, as well as those that may be acquired thereby through bonuses, stock splits, subscription or any other form of acquisition, or securities that grant the right to subscribe or acquire shares, provided that shares or securities have derived for the Beneficiary from the ownership of the shares covered by the Plan (jointly, the “Shares”), if the minimum unavailability period established in each Program for each lot of shares is observed.

7.1.1. Notwithstanding the provisions set forth above, the Beneficiary may dispose, at any time, of the number of shares necessary to pay the Exercise Price of the options to be exercised within the scope of the Programs, as well as pay any taxes or charges deriving from these operations.

7.1.2. The Shares acquired through exercise of Options “B”, if granted, may be sold, transferred or, in any manner, disposed of at any time, from the moment of their acquisition.

7.2. The Beneficiary undertakes not to encumber the Shares and not to impose any charges thereon that may prevent the compliance with the provisions in this Plan.

7.3. The Board of Directors or the Committee, where applicable, may determine that the sale of Shares be subject to the preemptive right of the Company, under equal conditions. In this case, the Company may appoint one or more third parties to exercise the stock option under same conditions, whether Beneficiaries of the Plan or not.

8. Termination of Employment Contract or Beneficiary’s Term of Office With Cause

In the event of termination of the employment contract or term of office of the Beneficiary with cause, all vested or unvested options not exercised will forfeit with no indemnification rights. The lockout period imposed on the sale of shares provided for in item 7.1 will remain effective.

9. Termination of the Employment Contract or Term of Office by initiative of Beneficiary or Retirement.

9.1. Unless otherwise decided by the Board of Directors or the Committee, where applicable, in the event of termination of the employment contract or term of office of the Beneficiary without cause, as well as in the event of resignation or retirement of the Beneficiary, the following provisions shall apply:

a)                 unvested options will forfeit with no indemnification;

b)                 vested and non-exercised options may be exercised within the period of 30 (thirty) days as of the event that originates the termination of the employment contract or term of office of the Beneficiary, or until the end of the period for exercising the option, if a period less than thirty (30) days remains;

c)                  the lockout period imposed on the sale of Shares as provided in item 7.1 will remain effective.

9.2. The Board of Directors or the Committee, where applicable, will determine the treatment to be conferred upon any Options “B” granted to the Beneficiaries in the event of termination of the employment contract or term of office of the Beneficiary at the Company’s discretion, as long as without cause.

10. Termination of Employment Contract or Term of Office Without Cause by Company’s Initiative

10.1. In the event of termination of employment contract or term of office of the Beneficiary without cause by Company’s initiative, the Beneficiary shall be entitled to a partial exercise of Options, proportionally to the period Beneficiary remains at the Company after the Options’ grant date. The Vesting Period and the Options Exercise Term shall not be altered, and Beneficiary may exercise them pursuant to provisions of items 5, 6 and 7 above.

10.2. The Board of Directors or Committee, where applicable, may determine the treatment to be given to Options “B” eventually granted to Beneficiary, as long as without cause.

11. Decease or Permanent Disability of Beneficiary

11.1. Should the Beneficiary die or become permanently disabled for the exercise of his duties in the Company, the rights under all of the options will be extended to his heirs and successors, who may exercise them within a period of one hundred and eighty (180) days as of the date of decease or permanent disability.

11.1.1. In case of options whose initial vesting periods has not elapsed, including Options “B”, the period for exercise will be advanced so that heirs and successors may exercise them within the period set forth in item 11.1 above.

11.2. The Shares to be subscribed by the Beneficiary’s heirs or successors will be free and clear for sale at any moment.

12. Adjustments

12.1. If the number of shares of the Company is increased or reduced as a result of stock bonuses, reverse splits or splits, the appropriate adjustments will then be undertaken to the number of Shares for which the options have been granted and not exercised. Any adjustments to the options will be undertaken with no alteration to the total purchase amount applicable to the non-exercised portion of the options, but with the adjustment corresponding to the price per share covered by the options.

12.1.1. The adjustments pursuant to the conditions set forth in item 12.1 above will be made by the Board of Directors or the Committee, where applicable, and this resolution will be final and binding. No fraction of shares will be sold or issued under the Plan or any of these adjustments.

12.2. In the event of winding-up, transformation, consolidation, merger, spin-off or restructuring of the Company, in which the Company is not the surviving entity, or, being the surviving entity, its shares are no longer accepted for trading at the stock exchange, the options deriving from the effective Programs, at the discretion of the Board of Directors or the Committee, where applicable, may be transferred to the succeeding company or may have their vesting periods advanced, during a fixed term, so they can be exercised by the Beneficiary. After this lapse of time, the Plan will be terminated, and all non-exercised options will forfeit with no indemnification.

13. Date of Effectiveness and Expiration of the Plan

13.1. The Plan will enter into effect with the approval thereof at the General Meeting of the Company and may be extinguished at any time by a decision of the Board of Directors, without adversely affecting the continuation of the restrictions to the trading of shares and/or preemptive right set forth herein and the provisions of item 3.4.1.

14. Additional Obligations

14.1. Adhesion. The execution of the Agreement shall imply the Beneficiary’s express acceptance of all the terms of the Plan and the Program, to which he/she shall fully comply therewith.

14.2. Specific Performance. The obligations contained in the Plan, the Programs and the Agreement are undertaken on an irrevocable basis, valid as an extrajudicially enforceable instrument in terms of civil procedure law, binding the contracting parties and their successors on any account whatsoever, at all times. The parties agree that these obligations are open to specific performance, pursuant to Brazilian Code of Civil Procedure.

14.3. Assignment. The rights and obligations arising from the Plan and the Agreement are personal and cannot be assigned or transferred either fully or partially to third parties, nor may be tendered as collateral for obligations, without the Company’s prior written consent.

14.4. Novation. It is expressly agreed that should any of the Parties refrain from exercising any right, power, resource or faculty guaranteed by law, the Plan or the Agreement, or tolerate any late compliance with any obligations by any of the parties, this will not constitute novation, which will not prevent the other party from exercising at any time whatsoever, and at its sole discretion, rights, powers, resources or faculties which are cumulative and do not exclude those stipulated by law.

14.5. Registration. The text of the Agreement stands as a Shareholders’ Agreement and will be registered on the side of the Company’s books and records for all purposes of Article 118 of Law No. 6.404/76.

14.6. Venue. The central courts of the judicial district of São Paulo are hereby elected, excluding any other no matter how privileged it may be, to settle any disputes that may arise with regard to the Plan.

15. Transitory Provisions

The past stock option plans and the options granted based on these plans remain in effect, in accordance with their clauses and conditions and with the conditions set forth in this Plan, where applicable.

** ** **

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 27, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer